FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Kestrel Joint Venture to Develop New Mining Area

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 31, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

January 31, 2008

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Kestrel Joint Venture to Develop New Mining Area

Mitsui & Co., Ltd (“Mitsui”) announced today that it approved the development of the new mining area (“Project”) owned by Kestrel Joint Venture (Kestrel J/V: Rio Tinto 80%, Mitsui 20%) in Queensland, Australia.

The total capital expenditure for the Project will be a maximum of A$1,443 million (144.3 billion yen). Mitsui will invest A$289 million (28.9 billion yen) through its 100% subsidiary Mitsui Coal Holdings in accordance with its proportion of the interest in the Project.

Kestrel J/V commenced operation in 1992 and, at present, produces approximately 4 million tons per annum (Mtpa) of metallurgical and thermal coal for the export market in the existing mining area where reserves are expected to be exhausted in 2014. The Project will extend the operation period of Kestrel J/V by developing the new mining area.

Construction of the Project will start within 2008 upon obtaining the government’s approvals. The operation is expected to commence in 2012. The Project estimates a maximum 6.5 Mtpa coal production and 20-year operation.

Mitsui has positioned the coal business as one of the core mineral resources and energy businesses. Mitsui also aims to expand its equity coal and contribute to the stable coal supply to meet rising global demand.

Attachment : Permit Map

For further information, please contact:
Mitsui & Co., Ltd.
Investor Relations Division	Tel: +81-3-3285-7910
Corporate Communications Division	Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui's latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachment : Permit Map